CHINA AOXING PHARMACEUTICAL COMPANY, INC.

40 Wall Street, Floor 28

New York, NY 10005

(Tel) 646 - 512- 5662

(Fax) 646 - 512- 5663

November 05, 2008

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: China Aoxing Pharmaceutical Company, Inc.

       Form 10-KSB for the fiscal year ended June 30, 2007

       File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to our Chairman, Zhenjiang Yue, dated June 18, 2008.  Responses are noted below the items noted by the Staff in your letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Note 1 –Business Description and Reverse Merger, page F-6

1.

We acknowledge your response to prior comment two. Please provide us with your proposed revisions to the financial statements to reflect the minority interest, including any disclosures required by paragraph 26 of SFAS 154.

Response：

The Company will make the following disclosure regarding the restatement of its financial statements to reflect the minority interest of the non-controlling shareholders, including the effect of the correction on each financial statement line item and any per-share amounts of the error in accordance with paragraph 26 of SFAS 154.

“The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  At June 30, 2007, the Company owned 60% of Hebei.  The consolidated accounts include 100% of the assets and liabilities of Hebei and the ownership interest of minority investors had not been recorded as minority interest.  The Company has restated its financial statements to reflect the investment of the non-controlling shareholders and the share of loss allocated to these shareholders as minority interest.”

The Company will disclose the cumulative effect of the changes on retained earnings and additional paid in capital in the statement of financial position, as of the beginning of the earliest period presented and will disclose the amount of restatement reflected from recording the minority interest in the losses allocated to the minority shareholders on the statement of operations and financial position for the periods presented.

Summary of Significant Accounting Policies, page F-7

2.

We acknowledge your response to prior comment three. However, your proposed revised disclosure does not meet all of the requirements of SFAS 123(R). As previously requested, please provide all disclosures required by paragraph 64 of SFAS 123(R), including the amount of compensation expense recognized in the statement of operations for each period. Illustrations for how the disclosure requirements might be satisfied and the minimum information needed to achieve the objectives of paragraph 64 can be found in paragraphs A240 and A241 of SFAS 123(R).

Response:

The following disclosure wil be added to the accounting policies in the restated financial statement:

During the year ended June 30, 2007 the Company compensated certain directors by issuing shares of the Company’s common stock. The company accounted for the share based payments according to SFAS 123R “Share Based Payment”, whereby it recognized the compensation expense based upon the fair value of the stock issued on the date of grant. During the year ended June 30, 2007 the company recorded compensation expense of $83,000 in the statement of operations. During the year ended June 30, 2006 the company did not have any share based payments.

Note 8. Convertible Debentures, pages F-11

3.

We acknowledge your response to prior comment six. Please provide us with your proposed revisions to the financial statements to reflect the bifurcation of the embedded conversion features, including any disclosures required by paragraph 26 of SFAS 154. Explain how you measured the fair value of the embedded conversion features at the date of issuance and at each subsequent balance sheet date.

Response:

The Company will revise its financial statements to include the following disclosure relating to the derivative financial instrument consisting of the embedded derivatives related to the convertible debentures

The Company’s derivative financial instruments consist of embedded derivatives related to the convertible debentures (see Note 12). These embedded derivatives include conversion options. The Company determined that the features were embedded derivative instruments pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The accounting treatment of derivative financial instruments requires that the Company record the derivatives and related warrants at their fair values as of the inception date of the debt agreements and at fair value as of each subsequent balance sheet date.  Any change in fair value was recorded as non-operating, non-cash income or expense at each balance sheet date.  If the fair value of the derivatives was higher at the subsequent balance sheet date, the Company recorded a non-operating, non-cash charge.  If the fair value of the derivatives was lower at the subsequent balance sheet date, the Company recorded non-operating, non-cash income.

During the years ended June 30, 2007 and 2006, the Company recognized other income (expense) of approximately $3,078,000 and $0, respectively, relating to recording the warrant and derivative liabilities at fair value.  At June 30, 2007 and 2006 there were approximately $13,726,000 and 0 of warrant and derivative liabilities, as the related debt instruments were not settled.

The Company’s derivative instruments were valued using the black-scholes option pricing model, using the following assumptions during the year ended June 30, 2007:

Estimated dividends

None

Expected volatility

169%

Risk-free interest rate

1.87 – 2.91%

Expected term (years)

.25 – 3.2

In addition the Company will follow the disclosure requirements of paragraph 26 of SFAS 154 to reflect the effect of the correction on each financial statement line item and any per share amounts.

4.

We acknowledge your response to prior comment seven. Please explain in more detail why you believe that equity classification of the warrants is appropriate under paragraphs 19-20 of EITF 00-19. Paragraph 19 of EITF 00-19 specifies that a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In this analysis, you must consider the maximum number of shares that could be required to be delivered during the contract period under existing commitments. Since the 10% convertible debentures could result in the issuance of an indeterminate number of shares, as described in paragraph 20 of EITF 00-19, it would appear that you would be unable to conclude that you would have sufficient authorized and unissued shares to control settlement of the warrants, and accordingly, the warrants would be required to be classified as liabilities at fair value and remeasured at each subsequent balance sheet date, with changes in fair value recorded in earnings. Please advise and, if you agree that the warrants should be classified as liabilities, proved us with your proposed revisions to the financial statements relating to this accounting treatment..

Response:

The Company has re-evaluated the equity treatment of the warrants under paragraphs 19-20 of EITF 00-19 and has concluded that they are required to be classified as liabilities at fair value and remeasured at each subsequent balance sheet date, with the changes in fair value recorded in earnings.

The Company will disclose the treatment of the warrants and the conversion feature as follows:

On September 28, 2006, the Company sold 869,500 units of securities for $1,739,000.  Each unit consisted of one share of common stock and four common stock purchase warrants exercisable at prices ranging from $2.50 to $5.50. In October 2006, the Company exchanged all of the shares of common stock purchased in this offering for a 10% convertible debenture in the amount of the investment, plus the four warrants purchased in the offering. The debentures are convertible into common stock at a price equal to 75% of the market price (as defined) of the Company’s common stock. The warrants are exercisable for five years and may be redeemed by the Company if the market price of its common stock exceeds 200% of the exercise price of the warrants.

On November 30, 2006, the Company sold 188,500 units of securities for $377,000.  Each unit consists of a share of common stock or 10% convertible debenture and four common stock purchase warrants, exercisable at prices ranging from $2.50 to $5.50.  The warrants are exercisable for five years and may be redeemed by the Company if the market price of its common stock exceeds 200% of the exercise price of the warrants.  These convertible debentures may be converted at any time by the holder of the note and will be automatically converted into the Company’s common stock at September 30, 2008.

Convertible debentures outstanding as of June 30, 2007, are as follows:

Convertible debentures issued	$2,864,000
Less amounts converted to common stock	317,000
2,547,000
Less debt discount	1,480,054
Balance – June 30, 2008	$1,066,946

The terms of the convertible debentures include certain features that are considered embedded derivative financial instruments, such as a conversion feature which provides for the conversion of the debentures into shares of the Company’s common stock at a rate which is variable. Because the debentures are not conventional convertible debt, the Company is required to record the derivative financial instruments and the warrants issued in connection with the convertible debentures at their fair values as of the issuance date of each of the debentures.

The initial fair values assigned to the embedded derivatives related to convertible debentures issued during the years ended June 30, 2007 and 2006 were $366,176 and $0.

The Company recorded the fair value of the derivative instruments and warrants as a debt discount which will be amortized to interest expense over the term of the convertible debentures. During the years ended June 30, 2007 and 2006, the Company recorded interest expense of $756,372 and $775,598, respectively, related to the amortization of the debt discount. If the total fair value of the derivative instruments and warrants was in excess of the proceeds received on the convertible debentures, the Company recorded the excess as additional interest expense. The Company recorded additional interest expense of $14,449,031 and $0 during the years ended June 30, 2007 and 2008, respectively, related to the fair values of derivative instruments and warrants in excess of proceeds received.

In addition the Company will follow the disclosure requirements of paragraph 26 of SFAS 154 to reflect the effect of the correction on each financial statement line item and any per share amounts.

5. We acknowledge your response to prior comment eight. Since you state that the embedded conversion features of the debentures are required to be bifurcated and accounted for as separate derivatives, and it appears that the warrants are also required to be classified as liabilities rather than equity under EITF 00-19 as discussed above, we believe that the relative fair value method outlined in APB 14 is not applicable to these instruments (since other guidance requires the instruments to be accounted for as derivatives at fair value). For additional guidance, you may refer to Section II.B of the Current Accounting Disclosure Issues in the Division of Corporation Finance, which can be obtained at:

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please advise, and provide us proposed revisions to the financial statements, as applicable.

Response:

The company is in agreement with the commissions findings and will restate its financial statements to record the embedded conversion features of the debentures as well as the warrants as liabilities under EITF 00-19 and not under APB 14 as previously recorded. These restatements have been documented in the response to your comments 3 and 4 above.

Acknowledgement

The undersigned, as Senior Vice President of China Aoxing Pharmaceutical Company, Inc., hereby acknowledges that:

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 China Aoxing Pharmaceutical Company, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

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China Aoxing Pharmaceutical Company, Inc. may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hui Shao

Hui Shao

Senior Vice President